                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)




                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45810X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

CUSIP No.: 45810X102                    13G



--------------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        George E. Mendenhall
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.      SEC USE ONLY

--------------------------------------------------------------------------------

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
--------------------------------------------------------------------------------

     NUMBER            5.  SOLE VOTING POWER                           1,316,488
       OF              ---------------------------------------------------------
     SHARES
 BENEFICIALLY          6.  SHARED VOTING POWER                               -0-
      OWNED            ---------------------------------------------------------
       BY
      EACH             7.  SOLE DISPOSITIVE POWER                      1,316,488
   REPORTING           ---------------------------------------------------------
     PERSON
      WITH:            8.  SHARED DISPOSITIVE POWER                          -0-
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     1,316,488  ( See Item 4(a))

--------------------------------------------------------------------------------

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  9.24%

--------------------------------------------------------------------------------

12.     TYPE OF REPORTING PERSON                                       IN

--------------------------------------------------------------------------------

                                       13G

        This Amendment No. 2 to Schedule 13G is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on Schedule 13G (the "Statement") was filed on February 12, 1999 by George E. Mendenhall with respect to the common stock, no par value per share (the "Common Stock"), of Integrated Business Systems and Services, Inc. (the "Company") and amended in February of 2000 (Amendment No. 1). The Statement is hereby amended by amendment to Item 4, Ownership, as follows:

ITEM 4.  OWNERSHIP.

         Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and (c) of the Statement and substituting in their place the following:

         "(a)     Amount Beneficially Owned:

                  George E. Mendenhall has direct ownership of 1,316,488 shares of Common Stock. This amount includes 1,200,000 shares held in an escrow account which may be released upon satisfaction of certain conditions, and 85,988 shares that Mr. Mendenhall has the right to acquire pursuant to currently exercisable options, or options exercisable within the next sixty (60) days, granted to Mr. Mendenhall by the Company.

         (b)      Percent of Class: 9.24%

         (c) Number of shares of Common Stock as to which George E. Mendenhall has:

                  (i)      sole power to vote or to direct the vote: 1,316,488

                  (ii)     shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct the disposition of: 1,316,488

                  (iv) shared power to dispose or to direct the disposition of: -0-"

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ GEORGE E. MENDENHALL
                                                     ---------------------------
                                                     George E. Mendenhall

Date: February 14, 2001